EXHIBIT 12.2
Brandywine Operating Partnership, L.P.
Computation of Ratio of Earnings to Combined Fixed Charges
(in thousands)

	For the years ended December 31,
	2008		2007	2006	2005	2004
Earnings before fixed charges:
Add:
Income (loss) from continuing operations before minority interest and equity in earnings from unconsolidated real estate ventures (a)	$5,527		$12,529	$(28,380)	$26,079	$49,190
Distributed income of equity investees	7,639		6,900	2,150	2,972	2,534
Amortization of capitalized interest	2,801		2,170	1,508	1,183	887
Fixed charges — per below	166,305		180,926	181,062	84,422	58,245
Less:
Capitalized interest	(16,338)		(17,476)	(9,537)	(9,603)	(3,030)

Earnings before fixed charges	$165,934		$185,049	$146,803	$105,053	$107,826

Fixed charges:
Interest expense (including amortization)	$148,220		$161,674	$170,214	$73,918	$54,610
Ground leases and other	1,747		1,776	1,311	901	605
Capitalized interest	16,338		17,476	9,537	9,603	3,030

Total Fixed Charges	166,305		180,926	181,062	84,422	58,245

Ratio of earnings to combined fixed charges		(b)	1.02	(b)	1.24	1.85

(a)	Amounts for the years ended December 31, 2008, 2007, 2006, 2005 and 2004 have been reclassified to present properties sold. As a result, operations have been reclassified to discontinued operations from continuing operations for all periods presented.

(b)	Due to the registrant’s loss in the period, the coverage ratio was less than 1:1. The registrant must generate additional earnings of $371 for the year ended December 31, 2008 and $34,259 for the year ended December 31, 2006 to achieve a coverage ratio of 1:1.